

April 26, 2024

Jack Anders
Chief Financial Officer
Revolution Medicines, Inc.
700 Saginaw Drive
Redwood City, CA 94063

  Re: Revolution Medicines, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2023
    File No. 001-39219

Dear Jack Anders:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences